BioQuest Corp.

3700 Campus Drive, Suite 206

Newport Beach, CA 92660

Phone: (714) 978-4425

Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioQuest Corp.
Offering Statement on Form 1-A
Filed: February 11, 2020
Response Dated: March 18, 2020
File No. 024-11151

May 20, 2020

Dear Mr. Derby,

This letter sets forth the request of BioQuest Corp., (“BQST” or the “Company”) for Qualification of its Regulation A Offering.

Kindly be advised that BioQuest Corp. (the “Company”) requests that its Regulation A offering be qualified on Friday, May 22, 2020 at 12pm.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 978-4425 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BioQuest Corp.

/s/Thomas Hemingway
Name:	Thomas Hemingway
Title:	Chief Executive Officer, Director